April 29, 2009

VIA EDGAR CORRESPONDENCE

Mr. Michael L. Kosoff
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hartford Series Fund, Inc. (SEC File Nos. 333-45431 and 811-08629) and Hartford HLS Series Fund II, Inc. (SEC File Nos. 033-03920 and 811-04615) (the “Registrants”).

Dear Mr. Kosoff:

We are writing in response to comments you provided telephonically to me, Michael Phillips and Elizabeth Constant, on Friday, March 30, 2009, with respect to Hartford Series Fund, Inc. Post-Effective Amendment No. 71 and Hartford HLS Series Fund II, Inc. Post-Effective Amendment No. 51, each filed on February 13, 2009. On behalf of each registrant, summaries of the comments and responses thereto are provided below. Capitalized terms have the meanings attributed to such terms in the Prospectus or SAI.

General:

1.

Comment: Although Rule 14a-16 under the Exchange Act of 1934, as amended, does not require the use of the notice and access model regarding internet availability of proxy materials with respect to business combination transactions, please provide to me supplementally the Registrants’ commitment to post proxy materials on the Internet.

Response: The Registrants have generally posted proxy materials with respect to business combinations on the Internet in the past. The Registrants expect to continue this practice; however, the Registrants make no representations that they will post proxy materials on the Internet in each case.

2.

Comment: With respect to each fund’s expense table, if applicable, please include a line item in the expense table for “acquired fund fees and expenses” as required by Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: If applicable, the funds intend to include a line item in the expense table for “acquired fund fees and expenses.”

3.

Comment: With respect to funds that invest in fixed obligations or derivatives as a principal investment strategy, please ensure that the each of these funds includes liquidity risk as a principal risk.

Response: Item 4(b)(1)(i) (formerly Item 2(c)(1)(i)) of Form N-1A requires a fund to “summarize the principal risks of investing in the fund, including the risks to which the fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the fund’s net assets value, yield, and total return.” The Registrants believe that the principal investment risks disclosure with respect to any fund that invests in fixed income obligations or derivatives is consistent with the fund’s investment strategy. Each fund’s principal investment strategy is distinct. In this regard, whether liquidity risk is a principal risk of a particular fund depends on the facts and circumstances particular to that fund. Many of the Registrants’ fixed income funds disclose “Liquidity Risk” as a principal investment risk. In addition, pursuant to Item 9(c) (formerly Item 4(c)) of Form N-1A, the Registrants disclose the risks of “Illiquid Securities” in the “Investment Strategies and Risks” section of the prospectus.

4.	Comment: With respect to any fund that utilizes a particular investment style (i.e., growth, value, etc.), please ensure that each of these funds includes the risk of that investment style.

Response: Item 4(b)(1)(i) (formerly Item 2(c)(1)(i)) of Form N-1A requires a fund to “summarize the principal risks of investing in the fund, including the risks to which the fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the fund’s net assets value, yield, and total return.” The Registrants believe that the principal investment risks disclosure with respect to any fund that utilizes a particular investment style is consistent with the fund’s investment strategy. Whether investment style risk is a principal risk of a particular fund depends on the facts and circumstances particular to that fund. The Registrants note that each fund that has the term “growth” or “value” in its name discloses the risks associated with “growth” or “value” investing, as applicable.

5.

Comment: For any fund that invests in investment grade securities, please disclose in the principal investment strategy section the disposition strategy for fixed income securities that are subsequently downgraded to below investment grade.

Response: Item 4(a) (formerly Item 2(b)) of Form N-1A requires a fund to “summarize how the fund intends to achieve its investment objectives by identifying the fund’s principal investment strategies (including the type or types of securities in which the fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Registrants believe that with respect to funds that invest in investment grade securities, the disclosure complies with the requirements of Item 4(a) and adequately summarizes the fund’s principal investment strategy.

Prospectus

6.

Comment: With respect to Disciplined Equity HLS Fund, please revise the term “idiosyncratic” to plain English in the sentence “[s]ituations and events factors exploit opportunities arising from idiosyncratic events or transient situations.”

Response: The term “idiosyncratic” is used to refer to unexpected or unforeseen events or anomalies in the market that are generally unique or unprecedented. The term is also used in the prospectus disclosure of a retail fund, which has name and investment objective and strategy similar to the fund. Although the retail fund and the fund are separate funds, in order to avoid inconsistent disclosure, the registrant will consider clarifying the term in next year’s annual update.

7.

Comment: With respect to Equity Income HLS Fund, please explain why the Russell 1000 Value Index is an appropriate benchmark index given that the fund’s investment goal is to seek a high level of current income consistent with growth of capital.

Response: The Registrants believe that the Russell 1000 Value Index complies with the meaning of the term “broad based securities index.” Item 4(b)(2)(iii) (formerly Item 2(c)(2)(iii)) of Form N-1A requires funds to disclose in their average annual return table, the “returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7)” (formerly Instruction 5 to Item 22(b)(7)). Instruction 5 to Item 27(b)(7) defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Russell 1000 Value Index is not administered by an organization that is an affiliated person of the funds, their investment adviser, or principal underwriter. The fund’s investment process is based on a value-oriented framework that is consistent with a value benchmark like the Russell 1000 Value Index.

The adopting release to Form N-1A states that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market. The proposed approach also was consistent with the line graph presentation of fund performance required in MDFP disclosure.” [1] In soliciting comment about what might constitute an appropriate or inappropriate securities index for comparison purposes in an MDFP line graph, the MDFP proposing release explored several possibilities. It stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some case, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period.” [2] The MDFP adopting release states that “Item 5A(b) requires that a broad-based securities market index, such as the S&P 500, the Nikkei Index, or the Lehman Corporate Bond Index, be used in the graphic comparison. The Commission has chosen to require funds to use a broad-based index in order to provide investors with a benchmark for evaluating fund performance that affords a greater basis for comparability than a narrow index would afford.” [3]

1	SEC Rel. No. IC--23064 (Feb. 10, 1998).

2	SEC Rel. No. IC-17294 (Jan. 16, 1990).

3	SEC Rel. No. IC-19382 (Apr. 6, 1993).

8.

Comment: With respect to Fundamental Growth HLS Fund, please explain to me supplementally what is meant by “the fund seeks to invest in market-leading companies in industry niches that offer high secular growth prospects.”

Response: The fund’s investment approach entails seeking high-quality, proven companies with price-earnings valuations comparable to the company’s long-term, sustainable growth rate. Over time, the fund’s sub-adviser believes that companies that have a proven and stable quality orientation can consistently provide growth in all market environments and will out perform the growth indexes and, long-term, the market overall.

9.	Comment: With respect to Global Advisers HLS Fund, please include “credit risk” as a principal investment risk.

Response: We have revised the disclosure consistent with this comment.

10.	Comment: With respect to Global Health HLS Fund, in the Expense Table, the total expenses for Class IA appear to be the total expenses for Class IB and vice versa. Please confirm.

Response: We have revised the disclosure consistent with this comment.

11.	Comment: With respect to Growth Opportunities HLS Fund, please clarify the term “accelerating operating momentum.”

Response: “Accelerating operating momentum” has been changed to “accelerating operating characteristics.”

12.	Comment: With respect to Index HLS Fund, please update the weightings of the S&P 500 Index as of December 31, 2009. In addition, please add tracking error risk as part of the fund’s “index risk.”

Response: We note that a discussion concerning the fund’s tracking risk is provided in the fund’s principal investment strategy.

13.	Comment: With respect to International Opportunities HLS Fund, please include the term, “free” after the term “world” in the name of the Morgan Stanley Capital International All Country World ex US Index.

Response: We have revised the disclosure consistent with this comment.

14.

Comment: With respect to LargeCap Growth HLS Fund, the disclosure notes that on February 4, 2009, the Board of Directors of the fund approved a Plan of Liquidation pursuant to which the fund will be liquidated on or about April 24, 2009. Please refer investors to the variable products prospectus for additional information regarding their investments.

Response: The disclosure regarding the liquidation was included in the Rule 485(a) filing in error. Rather, the fund is reorganizing with and into Growth Opportunities HLS Fund. A prospectus supplement was filed on February 20, 2009 regarding the proposed reorganization. A proxy statement containing detailed information concerning the reorganization is expected to be mailed to LargeCap Growth HLS Fund shareholders in July 2009.

Comment: With respect to MidCap Fund and MidCap Value Fund, each of these funds is closed to new investors. In the section concerning the closure of the funds to new investors, the disclosure notes that the fund continues to pay 12b-1 fees pursuant to its Distribution Plan. Please move the disclosure concerning the 12b-1 fees to follow the Item 2 and Item 3 of Form N-1A (now Items 2 through 8) information.

Response: The Registrants believe that the disclosure concerning the funds’ continuing payment of 12b-1 fees is properly placed in the prospectus.

15.	Comment: With regard to Money Market HLS Fund, please explain why “changes incurrency rates” is included in the Foreign Investment Risk of the fund.

Response: The reference to “changes in currency rates” has been removed from the Foreign Investment Risk.

16.

Comment: With regard to the Small Company HLS Fund, please include the strategies and risks associated with IPOs. IPOs are discussed in the Performance disclosure and are said to have a material impact in the performance subsection of the prospectus.

Response: The Registrants believe the fund’s disclosure with respect to IPOs complies with the requirements of Form N-1A and adequately summarizes the fund’s investment strategy. Investments in IPOs are not a primary strategy of the fund. Disclosure concerning the risks of investing in IPOs has been provided in the Statement of Additional Information.

17.

Comment: With respect to SmallCap Growth HLS, please revise the term “idiosyncratic” to plain English in the sentence [s]ituations and events factors exploit opportunities arising from idiosyncratic events or transient situations.”

Response: Please see response to comment number 6.

18.	Comment: With respect to U.S. Government Securities HLS Fund, please remove the discussion of Government National Mortgage Association (“GNMA”) from the principal investment risk section.

Response: The Registrants believe the fund’s principal investment risk with respect to GNMA complies with the requirements of Form N-1A and adequately summarizes the fund’s principal investment risk.

19.

Comment: Please explain to me supplementally why the sentence “[f]or those funds whose investment goal is to produce income exempt from certain federal or state income tax, investments in derivatives may subject the fund to income that is taxable when distributed to shareholders” is applicable to insurance dedicated fund.

Response: The sentence has been removed from the prospectus.

20.

Comment: In the section concerning the U.S. Department of the Treasury Guarantee Program for Money Market Funds, please explain why $1.00 per share is used rather than $0.9995 per share to define a guarantee event (defined as an event that occurs if the Money Market HLS Fund liquidates at a net asset value per share below $1.00 per share).

Response: The Money Market HLS Fund’s principal investment strategy discloses that the fund seeks to maintain a stable share price of $1.00. In this regard, the Registrants believe the use of $1.00 per share is consistent with the fund’s disclosure.

21.	Comment: With respect to the “Frequent Purchases and Redemptions of Fund Shares” section, please include a discussion of Rule 22c-2 in the last paragraph.

Response: The Registrants believe that the section adequately describes the fund’s policies concerning market timing.

Statement of Additional Information

1.	Comment: With respect to the table of contents, please include a brief discussion regarding Appendix A (credit rating information).

Response: We have revised the disclosure consistent with this comment.

2.

Comment: With respect to the “Disclosure of Fund Portfolio Holdings” section, the disclosures states that from time to time, an “HLS Fund may disclose portfolio holdings to other parties to the extent necessary in connection with actual or threatened litigation.” One of the companies listed as a party that may receive portfolio holdings is Class Action Claims. Please disclose any material litigation proceedings pursuant to Item 10(a)(3) (formerly Item 5(a)(3)).

Response: There are no material legal proceedings required to be disclosed pursuant to Item 10(a)(3) of Form N-1A.

3.

Comment: With respect to each sub-adviser’s “Conflicts of Interests” section, please revise the disclosure to reflect, as necessary, concrete examples of any conflicts with respect to the named portfolio managers.

Response: Item 20(a)(4) (formerly Item 15(a)(4)) requires “a description of any material conflicts of interest that may arise in connection with the portfolio manager’s management of the fund’s investments, on the one hand, and the investments of the other accounts included in response to paragraph (a)(2) of this Item, on the other. This description would include, for example, material conflicts between the investment strategy of the Fund and the investment strategy of other accounts managed by the Portfolio Manager and material conflicts in allocation of investment opportunities between the Fund and other accounts managed by the Portfolio Manager.” The Item does not require a sub-adviser to disclose, for example, the identification of another actual account managed by a portfolio manager that could cause a material conflict of interest for the portfolio manager. In addition, we note that Item 20(a)(2) (formerly Item 15(a)(2)), “Other Accounts Managed,” requires portfolio managers to disclose only the number of other accounts managed. The Registrants believe that the disclosure regarding conflicts of interests is consistent with Item 20(a)(4).

You also requested that the Registrants make certain representations concerning each post-effective amendment and the responses being made to the comments received. These representations are included as an exhibit to this letter.

Please call me at (212) 641-5691 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Kevin Bopp
Kevin Bopp

cc:

John V. O’Hanlon
Michael Phillips

Hartford Series Fund, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

April 29, 2009

VIA EDGAR CORRESPONDENCE

Mr. Michael L. Kosoff
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hartford Series Fund, Inc. Securities Act File No. 333-45431 Investment Company Act File No. 811-08629

Dear Mr. Kosoff:

In connection with your recent review of Post-Effective Amendment No. 71 (“PEA 71”) filed by Hartford Series Fund, Inc. (the “Company”) on February 13, 2009, the undersigned hereby acknowledges on behalf of the Company that:

  the Company is responsible for the adequacy and the accuracy of the disclosure contained in PEA 71;

  comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

  the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Company.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
Hartford Series Fund, Inc.

Hartford HLS Series Fund II, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

April 29, 2009

VIA EDGAR CORRESPONDENCE

Mr. Michael L. Kosoff
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hartford HLS Series Fund II, Inc. Securities Act File No. 033-03920 Investment Company Act File No. 811-04615

Dear Mr. Kosoff:

In connection with your recent review of Post-Effective Amendment No. 51 (“PEA 51”) filed by Hartford HLS Series Fund II, Inc. (the “Company”) on February 13, 2009, the undersigned hereby acknowledges on behalf of the Company that:

  the Company is responsible for the adequacy and the accuracy of the disclosure contained in PEA 51;

  comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

  the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Company.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
Hartford HLS Series Fund II, Inc.